

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

<u>VIA E-MAIL</u>
Mr. Richard P. Conway
Executive Vice President and Chief Financial Officer
DSI Properties, Inc.
6700 E. Pacific Coast Highway
Long Beach, California 90803

> **Re: DSI Realty Income Fund VI**
> **Item 4.01 Form 8-K**
> **Filed on August 16, 2013**
> **File No. 002-68926**
>
> **DSI Realty Income Fund VII**
> **Item 4.01 Form 8-K**
> **Filed on August 16, 2013**
> **File No. 002-83291**
>
> **DSI Realty Income Fund VIII**
> **Item 4.01 Form 8-K**
> **Filed on August 16, 2013**
> **File No. 002-90168**
>
> **DSI Realty Income Fund IX**
> **Item 4.01 Form 8-K**
> **Filed on August 16, 2013**
> **File No. 000-14186**
>
> **DSI Realty Income Fund X**
> **Item 4.01 Form 8-K**
> **Filed on August 16, 2013**
> **File No. 000-15346**
>
> **DSI Realty Income Fund XI**
> **Item 4.01 Form 8-K**
> **Filed on August 16, 2013**
> **File No. 000-18286**

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Staff Accountant